

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2011

<u>Via Email</u>

Nir Bar
President
Fits My Style Inc.
9A Yadin Igal St.
Ra'anana, Israel 43582

> **Re: Fits My Style Inc.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2011**
> **File No. 333-174892**

Dear Mr. Bar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please move your financial statements so that they are included in your prospectus and follow the section of Part I of your registration statement titled "Where You Can Find More Information."

Prospectus Summary, page 3

Business, page 3

2.   Please revise to briefly describe the timeline for the development of your business, the associated costs, and the uncertainties as to whether you will succeed in those efforts. Revise the discussion of your product's intended features to clearly indicate that such product features are based on your current expectations.

Summary Financial Information, page 4

3.   In the table on page 4, and in the antepenultimate sentence of the second risk factor on page 5, you state that you were formed on July 26, 2011. Please revise to accurately reflect your July 26, 2010 formation date.

Risk Factors, page 5

4.   If you do not intend to register a class of securities under Section 12 of the Exchange Act, please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on Section 12 registrants.

"We are exposed to the whims of industry," page 6

5.   This risk factor states that a major part of your core development relies on a technology developed by a third party vendor with whom you have no contract. This appears to be the only disclosure regarding this issue in your registration statement; the remainder of the registration statement suggests that the entire development of your product will be outsourced to beIT Visual Communications Ltd., which is controlled by your president, pursuant to the agreement filed as Exhibit 10.2. Please revise or advise.

"The costs to meet our reporting and other requirements as a public company…," page 10

6.   This risk factor refers to the costs and expenses you will incur "if" you become a public entity. Please revise to clearly state that after your registration statement is declared effective, you will become a public company.

Selling Shareholders, page 11

7.   The tabular disclosure on page 12 states that Dor Evron will continue to have a 1.6% ownership stake in your company, despite owning no shares after completion of the offering. Please revise or explain.

Description of Capital Stock, page 15

8.   We note your statement that the "description of [y]our capital stock is intended as a summary only and is qualified in its entirety by reference to [y]our charter and by-laws included as exhibits to [y]our registration statement on Form S-1 filed with the SEC and to Nevada law." You are required to provide a materially complete description and investors are entitled to rely upon such disclosure. Please revise the statement to indicate that the summaries provided are materially complete. We will not object if you suggest that investors see the exhibits for the complete terms of the agreements.

Business, page 17

9.   Please revise your disclosure throughout this section to disclose and reflect that you are
        currently working on the alpha version of your product. For example, instead of stating
        that the web service you are currently developing "can be integrated" into an existing
        vendor's online catalog, and the smart phone application "will have the same
        functionality" as the website, state that you are currently designing your product with the
        hopes of achieving these results.

Management

Directors and Executive Officers, page 24

10.   Please disclose the name of the "large international bank" where Mr. Turnowski currently
        works. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 26

11.   Footnote one states that you "have no employment or consulting agreement with Mr.
        Bar." Please explain how this is consistent with the terms of the web site design
        consultation agreement between you and beIT Visual Communications Ltd., or revise
        your disclosure throughout this section accordingly. See Item 402(a)(2) of
        Regulation S-K.

Certain Relationships and Related Transactions, page 26

12.   Please revise to include a more detailed description of the material terms of your
        agreement with beIT Visual Communications Ltd., including, without limitation, the term
        of the agreement, any payments that have been made, and how the agreement was
        negotiated. See Item 404(a)(6) of Regulation S-K.

Recent Sales of Unregistered Securities, page II-1

13.   For each unregistered offering, please revise to briefly state the facts relied upon to make
        the referenced exemption available. See Item 701(d) of Regulation S-K.

Undertakings, page II-2

14.   Undertaking 6 appears to be identical to undertaking 4. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3428 with any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara Jacobs, at (202) 551-3735.

Sincerely,

/s/ Evan S. Jacobson

Evan S. Jacobson
Attorney-Advisor

cc: Via Email
        David Lubin, Esq.
        David Lubin & Associates, PLLC